

September 11, 2013

<u>Via E-mail</u>
Mr. Wolfgang Nickl
Chief Financial Officer
Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, CA 92612

     Re: **Western Digital Corporation**
             Form 10-K for the Fiscal Year Ended June 28, 2013
             Filed August 19, 2013
             File No. 001-08703

Dear Mr. Nickl:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.   We note from your disclosure on page 42 that if you are required to pay the arbitration award, the award would be paid from one of your foreign subsidiaries using cash that is currently intended to be indefinitely reinvested. Please tell us whether you have accrued U.S. income tax on the funds that will be repatriated to pay the arbitration award. If you have, please clarify your disclosures in future filings. If you have not accrued taxes, please tell us why you do not believe it is necessary to do so considering that you believe it is probable that the award will be paid. See ASC 740-30-25-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief